Maxim Group LLC

300 Park Avenue, 16th Floor

New York, NY 10022

VIA EDGAR

March 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Marion Graham

Re:	Global Mofy Metaverse Limited

Registration Statement on Form F-1, as amended

Initially Filed on November 23, 2022

File No. 333-268553

Dear Ms. Graham:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as the underwriter, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective 5:30 p.m., Eastern Time, on March 31, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 22, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
	Name:	Clifford Teller
	Title:	Co-President